Exhibit 99.1

Form 51-102F3 Material Change Report

Under Section 85(1) of the Securities Act (British Columbia)
Under Section 118(1) of the Securities Act (Alberta)

Form 27 Material Change Report
Section 74(2) of the Securities Act (Ontario)

ITEM 1.    NAME AND ADDRESS OF COMPANY

    Goldbelt Resources Ltd.
    372 Bay Street, Suite 1201
    Toronto, Ontario
    M5H 2W9

ITEM 2.    DATE OF MATERIAL CHANGE

    November 14, 2006

ITEM 3.    NEWS RELEASE

    Issued November 14, 2006 and distributed through the facilities of CNW.

ITEM 4.    SUMMARY OF MATERIAL CHANGE

    See news release attached.

ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE

    See news release attached.

ITEM 6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

    Not applicable.

ITEM 7.    OMITTED INFORMATION

    No information has been omitted on the basis that it is confidential information.

ITEM 8.    EXECUTIVE OFFICER

    Contact:                            Collin Ellison, President & CEO
    Telephone:                        (416) 364-0557

ITEM 9.    DATE OF REPORT

    November 21, 2006

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt releases positive initial drill results from Mandiasso and
    Diosso projects

    TORONTO, Nov. 14 /CNW/ - Goldbelt Resources Ltd. is pleased to announce results from its initial drill program at the Mandiasso and Diosso licenses in the Bougouriba region within the Hound Greenstone Belt in southwest Burkina
Faso. Location of the holes was limited by accessibility due to the wet season and by ground occupation by artisanal gold mining workings. The holes were designed to test gold distribution in the following 6 structures outlined by the workings:

    <<
    Mandiasso - Kueredougou 2, Kyen and Kyen East with a total of 1194 meters drilled.

    Diosso - Diosso Village, Diosso South and Kueredougou 1 with a total of
             818 meters drilled
    >>

    Mineralization was found within the sheared volcanic rocks or at the sheared contact of the sediments. Depth of the alteration varied from 0-15m in the sheared volcanics, and to over 60m in the sheared sediments. Sampling was undertaken in 4m composites with 1m re-sampling completed on composites with returned gold values higher than 0.1g/t. The intersections encountered during this program and based on the re-sampling confirm the presence of parallel zones of mineralization as evidenced by artisanal workings in the area.
    Targets at Mandiasso and Diosso were developed from surface grab sampling, conducted earlier this year, and results of which were reported on
May 23rd.

    <<
    Significant intersections were as follows:

    -------------------------------------------------------------------------
     Hole Id.    Coordinates(x)   Interval  Width  Grade g/t      SUMMARY
    -------------------------------------------------------------------------
    MANDIASSO
    -------------------------------------------------------------------------
    MDRC 001    403745  1196560     35-39     4      4.08     4m(at)4.085g/t
                                                              from 35 to 39m
    -------------------------------------------------------------------------
    MDRC 002    403765  1196560     76-86    10      4.75    10m(at)4.748g/t
                                                              from 76 to 86m
    -------------------------------------------------------------------------
                                    92-95     3      1.86      3m(at)1.86g/t
                                                              from 92 to 95m
    -------------------------------------------------------------------------
    MDRC 003    403795  1196720     74-81     7      2.05      7m(at)2.05g/t
                                                              from 74 to 81m
    -------------------------------------------------------------------------
                                    86-91     5      0.74      5m(at)0.74g/t
                                                              from 86 to 91m
    -------------------------------------------------------------------------
    MDRC 004    403815  1196720     93-95     2      3.37     2m(at)3.375g/t
                                                              from 93 to 95m
    -------------------------------------------------------------------------
    MDRC 010    406240  1204195     33-35     2      1.05     2m(at)1.047g/t
                                                              from 33 to 35m
    -------------------------------------------------------------------------
                                    60-63     3       5.7       3m(at)5.7g/t
                                                              from 60 to 63m
    -------------------------------------------------------------------------
      DIOSSO
    -------------------------------------------------------------------------
    DSO RC 001  403695  1196200     49-55     6      4.82      6m(at)4.82g/t
                                                              from 49 to 55m
    -------------------------------------------------------------------------
    DSO RC 003  403630  1196000     52-54     2      1.03      2m(at)1.03g/t
                                                              from 52 to 54m
    -------------------------------------------------------------------------
                                    63-65     2      1.95      2m(at)1.95g/t
                                                              from 63 to 65m
    -------------------------------------------------------------------------
    DSO RC 004  403650  1196000     74-78     4      2.86      4m(at)2.86g/t
                                                              from 74 to 78m
    -------------------------------------------------------------------------
                                    89-92     3       1.8       3m(at)1.8g/t
                                                              from 89 to 92m
    -------------------------------------------------------------------------
    DSO RC 006  401300  1190220     15-19     4      0.75      4m(at)0.75g/t
                                                              from 15 to 19m
    -------------------------------------------------------------------------
                                    30-33     3      0.75      3m(at)0.75g/t
                                                              from 30 to 33m
    -------------------------------------------------------------------------
                                    58-61     3      5.92      3m(at)5.92g/t
                                                              from 58 to 61m
    -------------------------------------------------------------------------
    DSO RC 008  401035  1189825     87-89     2      7.77      2m(at)7.77g/t
                                                              from 87 to 89m
    -------------------------------------------------------------------------
    Note that the drill widths presented above are drill intersection widths and may not represent true widths.
    >>

    Collin Ellison, President & CEO stated "Goldbelt is very pleased with these initial results and plans additional test work after the rainy season.
We will be undertaking an IP program in the area in order to assess the size of the mineralization and the number of parallel systems contained therein.
Further reverse circulation drilling will be undertaken on targets as defined by the program, and diamond drilling will help in understanding the geological mineralization. The Mandiasso and Diosso tenements are 80km south southwest from our Hound licenses, and Goldbelt sees potential for a new mining center comprising Karba and the other Hound tenements along with these at
Bougouriba."
    Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com/
    (GLD. GLDRF)

CO:  Goldbelt Resources Ltd.

CNW 13:47e 14-NOV-06